

**DIVISION OF
CORPORATION FINANCE**

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

Mail Stop 3720

January 16, 2008

<u>Via U.S. Mail and Fax (011-972-3976-9998)</u>

Mr. Robert K. Mills
Chief Financial Officer
VYYO Inc.
6625 The Corners Parkway
Suite 100
Norcross, GA 30092

   **RE: VYYO Inc.
     Form 10-K for the fiscal year ended December 31, 2006
     Filed April 2, 2007
     File No. 000-30189**

Dear Mr. Mills:

   We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

         Sincerely,

         Larry Spirgel
         Assistant Director